CUSIP No. 205768203

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Comstock Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

205768203

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205768203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carl H. Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 255,000 (1)

	6.	Shared Voting Power 240,500 (1)

	7.	Sole Dispositive Power 255,000 (1)

	8.	Shared Dispositive Power 284,098 (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 539,098 (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.51% (3)

12.	Type of Reporting Person IN

(1)                                 Carl H. Westcott directly holds 255,000 shares of common stock, par value $0.50 per share (the “Common Stock”), of Comstock Resources, Inc., a Nevada corporation (the “Issuer”). Additionally, Mr. Westcott exercises shared voting and disposition power over 240,500 shares of Common Stock with Court H. Westcott as managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, Ltd. (“Commodore Partners”), which directly owns 220,000 shares of Common Stock, and G.K. Westcott LP (“GK Westcott”), which directly owns 20,500 shares of Common Stock.

(2)                                 Carl H. Westcott has shared discretionary authority to purchase and dispose of shares of Common Stock under various accounts for the benefit of the following persons, who directly hold the following amounts of shares of Common Stock: Court H. Westcott, 20,698 shares; Carla Westcott, 11,000 shares; Peter Underwood, 9,900 shares; and Francisco Trejo, Jr., 2,000 shares. Carl H. Westcott does not exercise any voting power over any such shares of Common Stock owned by the aforementioned individuals and expressly disclaims beneficial ownership of such shares.

(3)                                 The percentage ownership is based on 105,871,064 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2018.

CUSIP No. 205768203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Commodore Partners, Ltd. 03-0476201

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 220,000 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 220,000 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 220,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.21% (2)

12.	Type of Reporting Person PN

(1)                                 Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 220,000 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of Commodore Partners.

(2)                                 The percentage ownership is based on 105,871,064 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2018.

CUSIP No. 205768203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). G.K. Westcott LP 20-2443941

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 20,500 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 20,500 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,500 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.02% (2)

12.	Type of Reporting Person PN

(1)                                 Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 20,500 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of GK Westcott.

(2)                                 The percentage ownership is based on 105,871,064 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2018.

CUSIP No. 205768203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carl Westcott, LLC 75-2655092

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 240,500 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 240,500 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 240,500 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.23% (2)

12.	Type of Reporting Person HC

(1)                                 Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 240,500 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 220,000 shares of Common Stock, and GK Westcott, which directly owns 20,500 shares of Common Stock.

(2)                                 The percentage ownership is based on 105,871,064 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2018.

CUSIP No. 205768203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Court H. Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 20,698 (1)

	6.	Shared Voting Power 240,500 (2)

	7.	Sole Dispositive Power 0 (1)

	8.	Shared Dispositive Power 261,198 (1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 261,198 (1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.25% (3)

12.	Type of Reporting Person IN

(1)                                 Consists of 20,698 shares of Common Stock held of record by Court H. Westcott, Trustee of the Court H. Westcott Living Trust.  Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares.  Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)                                 Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over 240,500 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 220,000 shares of Common Stock, and GK Westcott, which directly owns 20,500 shares of Common Stock.

(3)                                 The percentage ownership is based on 105,871,064 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2018.

CUSIP No. 205768203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carla Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 11,000 (1)

	6.	Shared Voting Power 0 (1)

	7.	Sole Dispositive Power 0 (1)

	8.	Shared Dispositive Power 11,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.01% (2)

12.	Type of Reporting Person IN

(1)                                 Carla Westcott directly holds 11,000 shares of Common Stock.  Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares.  Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)                                 The percentage ownership is based on 105,871,064 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2018.

Item 1(a).	Name of Issuer: Comstock Resources, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 5300 Town and Country Blvd. Suite 500 Frisco, Texas 75034

Item 2(a).	Name of Person Filing: Carl H. Westcott Commodore Partners, Ltd. G.K. Westcott LP Carl Westcott, LLC Court H. Westcott Carla Westcott
Item 2(b).	Address of Principal Business Office or, if none, Residence: 3710 Rawlins St. Suite 1350 Dallas, Texas 75219
Item 2(c).

Citizenship:
Carl H. Westcott is a citizen of the United States of America.
Commodore Partners, Ltd. is organized under the laws of the State of Texas.
G.K. Westcott LP is organized under the laws of the State of Texas.
Carl Westcott, LLC is organized under the laws of the State of Texas.
Court H. Westcott is a citizen of the United States of America.
Carla Westcott is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities: Common stock, par value $0.50 per share
Item 2(e).	CUSIP Number: 205768203
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership:
Carl H. Westcott
	(a)	Amount beneficially owned: 539,098(1) (2)
	(b)	Percent of class: 0.51%(3)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or direct the vote 255,000(1)
		(ii)	Shared power to vote or direct the vote 240,500(1) (2)
		(iii)	Sole power to dispose or to direct the disposition of 255,000(1)
		(iv)	Shared power to dispose or to direct the disposition of 284,098(1) (2)

(1)   Carl H. Westcott directly holds 255,000 shares of common stock, par value $0.50 per share (the “Common Stock”), of Comstock Resources, Inc., a Nevada corporation (the “Issuer”). Additionally, Mr. Westcott exercises shared voting and disposition power over 240,500 shares of Common Stock with Court H. Westcott as managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, Ltd. (“Commodore Partners”), which directly owns 220,000 shares of Common Stock, and G.K. Westcott LP (“GK Westcott”), which directly owns 20,500 shares of Common Stock.

(2)   Carl H. Westcott has shared discretionary authority to purchase and dispose of shares of Common Stock under various accounts for the benefit of the following persons, who directly hold the following amounts of shares of Common Stock: Court H. Westcott, 20,698 shares; Carla Westcott, 11,000 shares; Peter Underwood, 9,900 shares; and Francisco Trejo, Jr., 2,000 shares. Carl H. Westcott does not exercise any voting power over any such shares of Common Stock owned by the aforementioned individuals and expressly disclaims beneficial ownership of such shares.

(3)   The percentage ownership is based on 105,871,064 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2018.

Commodore Partners, Ltd.
(a)	Amount beneficially owned: 220,000(1)
(b)	Percent of class: 0.21%(2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote 220,000(1)
	(ii)	Shared power to vote or direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 220,000(1)
	(iv)	Shared power to dispose or to direct the disposition of -0-

(1)   Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 220,000 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of Commodore Partners.

(2)   The percentage ownership is based on 105,871,064 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2018.

G.K. Westcott LP
(a)	Amount beneficially owned: 20,500(1)
(b)	Percent of class: 0.02%(2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote 20,500(1)
	(ii)	Shared power to vote or direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 20,500(1)
	(iv)	Shared power to dispose or to direct the disposition of -0-

(1)   Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 20,500 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of GK Westcott.

(2)   The percentage ownership is based on 105,871,064 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2018.

Carl Westcott, LLC
(a)	Amount beneficially owned: 240,500 (1)
(b)	Percent of class: 0.23%(2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote 240,500 (1)
	(ii)	Shared power to vote or direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 240,500(1)
	(iv)	Shared power to dispose or to direct the disposition of -0-

(1)   Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 240,500 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 220,000 shares of Common Stock, and GK Westcott, which directly owns 20,500 shares of Common Stock.

(2)   The percentage ownership is based on 105,871,064 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2018.

Court H. Westcott
(a)	Amount beneficially owned: 261,198(1)
(b)	Percent of class: 0.25%(3)
(c)	Number of shares as to which the person has:
(i) Sole power to vote or direct the vote 20,698(1)

(ii)	Shared power to vote or direct the vote 240,500(2)
(iii)	Sole power to dispose or to direct the disposition of -0-
(iv)	Shared power to dispose or to direct the disposition of 261,198(1) (2)

(1)   Consists of 20,698 shares of Common Stock held of record by Court H. Westcott, Trustee of the Court H. Westcott Living Trust.  Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares.  Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)   Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over 240,500 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 220,000 shares of Common Stock, and GK Westcott, which directly owns 20,500 shares of Common Stock.

(3)   The percentage ownership is based on 105,871,064 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2018.

Carla Westcott
(a)	Amount beneficially owned: 11,000(1)
(b)	Percent of class: 0.01%(2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or direct the vote 11,000(1)
	(ii)	Shared power to vote or direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 11,000(1)
	(iv)	Shared power to dispose or to direct the disposition of -0-

(1)   Carla Westcott directly holds 11,000 shares of Common Stock.  Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares.  Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)   The percentage ownership is based on 105,871,064 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2018.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of Page Intentionally Left Blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2019

Reporting Persons:	CARL H. WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

COMMODORE PARTNERS, LTD.

By: Carl Westcott, LLC, its general partner

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

G.K. WESTCOTT LP

By: Carl Westcott, LLC, its general partner

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

CARL WESTCOTT, LLC

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

COURT H. WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

CARLA WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact